DANISCO CONFERENCE CALL                                         JANUARY 27, 2005

This transcription is for TDC Conference Call with host Alf-Duch Pedersen on
January 27, 2005 at 15:30 CET Confirmation # 476186.

Operator:                  `Welcome to the Danisco Conference Call. At this time
                           all participants are in a listen-only mode. Later we
                           will conduct a question and answer session. I would
                           now like to turn the call over to your Host Mr. Alf
                           Duch-Pedersen'.

Alf Duch-Pedersen:         Thank you very much and good afternoon to everyone. I
                           am joined here with our CFO, Soren Bjerre-Nielsen and
                           Leif Kjaergaard*, who is our Vice President for
                           Innovation. We would like to go through the
                           announcement, which was made earlier this afternoon
                           and that is our intention to acquire 100% of the
                           shares in Genencor International.

                           Let me start with the strategic rationale for doing
                           this. As you know Genencor is a biotech company and
                           has a principal position in enzymes, both development
                           and production and also marketing. We cooperate with
                           Genencor both in the feed and the food area. In our
                           strategic forward thinking it is very important for
                           us to have a stronger base in food enzymes. So we
                           expect that if it is possible to bring together both
                           their technology and our technology then we could
                           bring many more new products from food enzymes and
                           feeds into the marketplace and thereby significantly
                           enhance the performance of the joint companies within
                           the important product area. I think it is needless to
                           say that we know Genencor very well. We think it is a
                           great company and actually we think we will fit very
                           well together. Before we go into more details let me
                           just remind everybody that this is an announcement
                           which covers that we have announced that we will try
                           and acquire the vested shares of Genencor. We have to
                           put forward listing particulars or particulars within
                           ten days so there are certain details, which we are
                           not able to discuss today, at least we were advised
                           not to discuss some of the details that you may ask
                           us and therefore we will have to deny. But let us see
                           how this moves forward.

                           As you all know we have our mission and strategy in
                           Danisco. We want to focus in on the food sector
                           globally and we want to become the leader within our
                           industry. We will do that both through organic growth
                           and also through research and development and
                           acquisitions. I think Genencor actually touches on
                           all of these three issues. Genencor is very heavily
                           into research and development and can post also very
                           strong organic growth. If we look at the matrix,
                           which at least I have been using for the last many
                           years when I am together with investors and other
                           interested parties. In

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DANISCO CONFERENCE CALL                                         JANUARY 27, 2005

                           our industry what this potential acquisition will do
                           for us is that it will greatly enhance our technology
                           platform to bring new enzymes to the marketplace,
                           both as single stand-alone food ingredients but also
                           as enzymes to be blended with other of our
                           ingredients making functional systems. We have
                           through the strategic corporation we have with
                           Genencor and the knowledge of our market seen a lot
                           of possibilities for which we actually need to move
                           much faster than we are capable of doing alone at the
                           present. So for us this is about getting much more
                           into food and feed enzymes. At the same time of
                           course Genencor is one of the world leaders on
                           industrial enzymes, which is also a very interesting
                           area. This will be for us possible for them also to
                           move forward into industrial enzymes. When Leif
                           Kjaergaard get a word he will tell you some of the
                           prospects that we see and how we see that also going
                           forward. The healthcare part of Genencor we have from
                           the start been supportive of. However, we have to
                           realize today that it takes much longer time than we
                           thought and therefore we have and we will discuss
                           with management when and if we can get together how
                           to find a long-term solution for that part of the
                           business. But all in all a very strong enhancement of
                           our technology platform. With the two latest
                           acquisitions we have now enhanced our capabilities
                           within cultures and now within enzymes fermentation
                           technologies open up an array of possibilities as we
                           move forward.

                           Genencor if you look at it at a glance it has roughly
                           $400 million in total revenues and it is amongst the
                           largest biotech companies in the world, which
                           operates eight bio-post* manufacturing sites, has
                           four million liters of capacity, a capacity which is
                           amongst the most efficient in the world and which
                           would break the capacity, which we have ourselves,
                           many patents, which protect their positions and also
                           a very strong technology platform. There are
                           catalysts of the bio-based economy. If you really
                           look forward there is bio-energy, there is
                           bio-safety, there is defense and then biomaterials.
                           Mr. Kjaergaard will go deeper into these areas. Also
                           it is a global company or at least based on many
                           continents of the world, places around the world
                           where we already are also. There will be certain cost
                           synergies, which we can line up together. We are
                           looking for cost synergies within the sales and
                           administration side but most of all also bringing our
                           products at a lower cost to the marketplace. Genencor
                           has a very strong knowledge of production skills. I
                           will now hand over the work to Leif and he will take
                           you through some of the technological rationale and
                           strategy thinking for this potential acquisition;
                           over to you Leif.

Leif:                      Thank you very much. Yes I have the brochure
                           explaining a little

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DANISCO CONFERENCE CALL                                         JANUARY 27, 2005

                           bit about the technologies behind that and what is
                           common between Genencor and Danisco. If you look on
                           this first slide we are presenting here then you
                           should and it is maybe not the normal thing but start
                           from the right side where we have listed the
                           different sales. What we see from the two joint
                           companies we are selling into feed and fruit. We are
                           doing that a lot in Danisco and Genencor is doing a
                           little bit. They have a lot of sales in grain
                           processing. That means converting crops; that can be
                           corn, that can be barley, that can be wheat into
                           glucose syrups for the high fructose syrup that is
                           used a lot as a sweetener in the soft drink industry
                           worldwide and they have big sales into the industrial
                           segment with detergents and other things. So
                           therefore, I think that is something very different
                           from what we are doing. For the two other ones, the
                           food industry and the grain processing they are all
                           activities that are converging agricultural products
                           into products that can be consumed by consumers. So a
                           lot of the applications and a lot of the sales and
                           marketing activities for business or enzymes for the
                           grain processing and for the food and for the feed
                           industries they are very much the same. So there is a
                           lot of overlap and a lot of synergies and a lot of
                           good possibilities for enhancing our position in this
                           area. In the industrial segment, the detergents etc.
                           they are of course different but the enzymes, as I
                           will show a little bit later they are very often of
                           the same nature as the enzymes we are using in food
                           and feed. Then the big part to the left the
                           discovery, the optimization and the production those
                           are technology areas where Genencor has an extremely
                           strong position sitting among the absolute leaders in
                           the world. We are as strong in some of these areas
                           and we have been working together with Genencor for
                           the last four or five years to develop new enzymes
                           because we know they have this very strong position
                           in this. So that is the rationale for that. There are
                           a lot of commonalties in the development, some in the
                           application areas and then we diversify out through
                           different areas to leverage on the basic technology.

                           Genencor has very strong expertise in what we could
                           use a common word protein engineering. Enzymes are
                           proteins. Proteins are some of the natural building
                           blocks that we all have in us that are in all plants
                           and all animals and so on. They can catalyze and so
                           they can run faster. They are some of the leaders in
                           the world to make these enzymes more efficient, to
                           produce them cheaper and to obtain exactly the
                           results that we want to obtain when using these
                           enzymes. This is the range of skills they have
                           coloring the different things that I mentioned on
                           these slides here, immunology, targeting genomic etc.
                           on the list you have left in the slides. Immunology,
                           that gives them the knowledge about how

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DANISCO CONFERENCE CALL                                         JANUARY 27, 2005

                           the different things can be looked upon as any of the
                           products coming into the human body. That is
                           something that is very important to know when you
                           should know about products whether they are toxic or
                           non-toxic when you are using them. You can also have
                           the knowledge to use when you want to develop
                           products that can give resistance or can give input
                           or against some specific products. Genomic in
                           molecular biology that helps them on a very big tool
                           to use a very, very big and diverse collection of
                           microorganisms they have collected from all places in
                           the world where they can go to very extreme areas to
                           find enzymes that can behave or microorganisms living
                           under extreme conditions. Thereby they are often
                           producing enzymes that can work under extreme
                           conditions as well. They can use that. They can
                           select specific proteins and select specific enzymes
                           that can be used in different areas. They have a
                           fantastically strong position in proteomics.
                           Proteomics is an area where you try to get a
                           knowledge about proteins, how they are behaving, how
                           they are built up, how you can split them into small
                           pieces and see what are the properties of the
                           different features of a protein molecule. Using this
                           they can use directed molecular evolution from there
                           to select from the diverse collection or
                           microorganisms the specific organism that has the
                           properties that we want to use in production of
                           different enzymes. Protein express, that is the final
                           step in this to be sure we get the enzymes in
                           sufficient amount that is feasible to make a
                           production or manufacturing of this. There also
                           Genencor has a very strong position. Not only do they
                           have the organisms and the knowledge but they also
                           have a lot of the IPR that is necessary to really
                           operate in this area.

                           As you know and have been mentioned shortly before
                           they are producing enzymes for a number of different
                           areas. If you look at that you could say that is very
                           different than what we are doing. But if you are
                           looking at these different areas clearly textiles,
                           starch processing and so on in the list to the right
                           side of this slide here you will see if we go into
                           details cleaning and food. Those can be commonalties.
                           Cleaning that is also to remove dirt from your
                           cleans. That is very often protein containing dirt
                           you have in your clothes. Those are the enzymes that
                           are necessary to degrade protein. That is in
                           principle the same enzymes that we are using when we
                           are making a clotting of the new protein. So that is
                           the same type of basic knowledge that is needed to
                           know in order to manipulate the development of the
                           new enzymes. You can also take an area as perhaps
                           grain processing and hand cleaning. When you have
                           remnants on your dishes when you go to the dishwasher
                           and you add a dish washing agent containing enzymes

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DANISCO CONFERENCE CALL                                         JANUARY 27, 2005

                           that is very often an enzyme that is strongly related
                           to enzymes we are using when we are improving the
                           dough for a bread that would go through an industrial
                           baking process. It is also the same nature of enzymes
                           that are used when you want to degrade the starches
                           in corn in order to produce syrups for the soft drink
                           industry. In this way we could continue and see there
                           are a lot of similarities between the different
                           products that they are developing, we are developing
                           and sending to different markets.

                           Beside this the biotechnology is really a growing
                           industry. Today it is calculated that about 5% of all
                           products sold in the chemical area they are derived
                           from biotechnology. That means that is what you call
                           specialty chemical products. One of the biggest
                           products as you recall is the ethanol or the alcohol
                           that is used for drinking purposes but also for many
                           other purposes. That is the biggest product. It is a
                           lot of organic acid, nictric acid. It is an amino
                           acid that is used also as additives in the feed
                           industry. Enzymes are a big group of this and it is
                           also raw materials for the flavor and fragrance
                           industry where we are at present. This industry is by
                           some analysts identified as one of the strongest
                           growth areas in the future. As mentioned here it
                           could come up to be a double size of the chemical
                           industry in the future. Some of the areas that are in
                           the emerging markets for the use of biotechnology and
                           specifically for enzymes are mentioned here, sales
                           and production, ethanol's and so on. I will talk a
                           little bit about some of these examples, not all of
                           them. The next one we have one example here where
                           there has been a use of enzymes for cleaning and not
                           only simple cleaning but also for advanced cleaning.
                           One of the big problems we have seen in Europe in the
                           food industry for the last year that has been the BSE
                           outbreak starting in England. That is caused by what
                           is called a prion. A prion is a small protein
                           molecule and what is more natural than the leading
                           producer of enzyme-degrading proteins and they are
                           looking into this. They have done that together with
                           a public institution in the UK where they have
                           developed a specific enzyme for degrading prions so
                           they can clean and so it can be used more safely. The
                           same way they have together, which has found enzymes
                           that can be used for degrading waste from nerve
                           gases, etc.

                           The personal care area is also a strong growth area.
                           There is for the teeth cleaning and whitening area we
                           know already when you go out and buy toothpaste some
                           of them are with enzymes and those enzymes are for
                           the cleaning and for the whitening of teeth. That is
                           the enzymes Genencor is producing but also enzymes we
                           are producing in Danisco. In the same way enzymes can
                           be used

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DANISCO CONFERENCE CALL                                         JANUARY 27, 2005

                           for cleaning skin and for hair care so that you can
                           get a really nice and natural hair to look at and get
                           a soft and nice skin also.

                           One of the last areas I would mention here is the
                           silicone biotechnology area. Dow Corning and Genencor
                           have together developed this area. Dow Corning was in
                           fact one of the founders of Genencor. The cor name
                           comes from Corning and Genen comes Genentech; they
                           were the two founders back in the early 80's. They
                           have a strong knowledge now, Corning, in silicone
                           technology in solid face* chemistry. This combined
                           with biotechnology can lead to the development of
                           very interesting new sensors, that cobbled together
                           with the emerging nanotechnology that we see in the
                           US, we see in Europe, we see in Denmark where we are
                           taking part on the Danisco side with such activities
                           that could be fantastic new possibilities for
                           developing different tools that can be used for the
                           food safety area, for detection of issues in the food
                           safety area. The last one that should be mentioned
                           shortly that is the healthcare area where there has
                           been strong progress in Genencor over the last years.
                           They have already in early 2004 come with the first
                           product going into clinical trials. It is a
                           therapeutic vaccine for Hepatitis B that is in the
                           first clinical trial. They have later on spun that
                           off or delivered that to Enogenetics. They have had a
                           collaboration with them and now they are focusing
                           more on improving their development pipeline and new
                           products that can follow-up on what they have done so
                           far.

                           All in all if we look at what would be acquired then
                           it is in four areas. There is the food and feed
                           enzymes; Genencor has minor activities in the food
                           and beverage areas. They have more significant
                           activities together with the joint development
                           activities we have and they have for many years been
                           producing most of the enzymes we have been selling
                           for the feed industry. That will be transferred
                           completely of course with this acquisition. Then they
                           have a strong area in the industrial enzymes in the
                           areas that we have mentioned already. Then there are
                           the different ingredients that can be used in
                           connection with healthcare.

Alf Duch-Pedersen:         Thank you Leif and now over to Soren Bjerre-Nielsen,
                           who will go through the transaction details. Please
                           remember this has been our intention, which has been
                           announced today so there is still some work ahead of
                           us.

Soren Bjerre-Nielsen:      Thank you. Let me begin by reminding you that Eastman
                           Processing holds 25 million of common stock, which is
                           approximately 42%, as does Danisco. The remaining 16%
                           of the

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DANISCO CONFERENCE CALL                                         JANUARY 27, 2005

                           common stock is listed at NASDAQ. Both Danisco and
                           Eastman in addition to this own preferred stock with
                           some accumulated dividends. That means that we have
                           actually had to work with two parties and we now have
                           an agreement with Eastman that we will acquire their
                           shares in Genencor for a price of $15 a common stock
                           and we will pay them $44 million for their preferred
                           stock. The preferred stock including accumulated
                           dividends has a face value of approximately $92
                           million. So all in all we will pay Eastman $419
                           million. Further, we have agreed with the special
                           committee of the Genencor board that they will
                           recommend that we make an offer to the outstanding
                           shareholders of $19.25 US dollars per stock. This is
                           subject to us acquiring at least a majority of the
                           outstanding shares; that is the whole deal. This will
                           also be contingent upon certain regulatory approvals
                           and some other minor conditions. The cash payment
                           that we will have to pay in total will be
                           approximately $600 million and we expect to complete
                           in May 2005 but we are certainly aiming at doing it
                           quicker. We have the credit facilities in place and
                           we will finance that through our existing banking
                           credit facilities. I will finalize this by just
                           mentioning that we will now go through a tender offer
                           period. We are in the process of preparing the tender
                           offer documents that will be filed with the SEC in
                           the USA and will be made available to all outstanding
                           shareholders. The situation requires that I have to
                           be pretty limited in information about the effect on
                           Danisco numbers. This also has to do with the US
                           rules and regulations so this will be very limited.
                           However I think there are a number of key and
                           important elements to mention here.

                           First of all Danisco will now have full access to the
                           very strong cash flow generation in Genencor.
                           Secondly you will also see that our profit of
                           Genencor will move from financial items and the 100%
                           that we intend to acquire will be part of our EBIT
                           and thereby part of whatever goes into multiples. You
                           will see our platform for growth being increased and
                           we will see the operating margins being positively
                           impacted from the integration of the Genencor
                           bio-products business into the existing Danisco
                           business.

Alf Duch-Pedersen:         So by doing this we will actually in the course of
                           six to nine months be capable of bringing the
                           products and technology from Danisco and Hansen,
                           within the same company. This is definitely going to
                           give us higher growth, new product areas, higher
                           margins and immense possibilities for advancing the
                           growth in the food and feed enzymes. The slide that
                           is on the screen right now just shows the position of
                           these enzymes where they are and also the growth in
                           comparison with other food ingredients at this point
                           in time. So all

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DANISCO CONFERENCE CALL                                         JANUARY 27, 2005

                           in all this is going to yield a much better and
                           stronger performance from our company.

                           If we look at what the two parties could bring to the
                           party it is from our side a strong platform, which is
                           a global platform with a global sales and
                           distribution network, direct access to customers, a
                           lot of application knowledge in the food ingredients
                           and sweetener area. Then of course we have many
                           customers who can also buy industrial enzymes and
                           other products off of Genencor combined with us in
                           the future. What Genencor brings to the party is a
                           world class R&D culture second to none. They are a
                           leader in enzyme production. They have a much lower
                           cost base in enzyme production than we have ourselves
                           so the already existing business will be much more
                           profitable. Then of course there is the
                           cross-fertilization in the food and the industrial
                           enzymes and then how we look into the future together
                           and bring new products to the marketplace. We will
                           actively become quite a strong player in
                           bio-ingredients because under bio-ingredients we also
                           have the food safety, which we are already supplying,
                           our culture products, the enzymes that we are
                           supplying and now as we go together with Genencor
                           also their products. It is a best in class worldwide
                           sales network that we are offering and it can bring
                           the products quicker and faster to the marketplace.
                           So we are we believe if we are brought together
                           uniquely positioned for future growth. This is what
                           we planned to tell you. Again, there is a very strong
                           strategic rationale for doing this. It is of course a
                           view on how the business goes forward within food and
                           food ingredients in the world, which we look at
                           today. Then it also brings this new business to us,
                           the industrial enzymes. It is now time for questions.
                           We have another 15 or 20 minutes available if there
                           are questions. We could then begin now please.

Operator:                  `Thank you. We will now begin the question and answer
                           session. If you have a question please press star one
                           on your touch-tone phone. If you wish to be removed
                           from the queue please press the hash key. Your
                           questions will be queued in the order that they are
                           received. Once again if there are any questions
                           please press star one on your touch-tone phone.
                           [Participant No. 1] from [        ] is online with a
                           question.'

Participant No. 1:         This is [Participant No. 1] from [        ]. I have
                           two questions. FIRST OF ALL YOU WERE TALKING ABOUT
                           THE HEALTHCARE ACTIVITIES. CAN YOU BE A BIT MORE
                           CONCRETE; WHAT ARE YOU LEANING TOWARDS? ARE YOU
                           LEANING TOWARDS CARRYING THROUGH THE PIPELINE WITH
                           GENENCOR OR LEANING TOWARDS DIVESTING THE

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DANISCO CONFERENCE CALL                                         JANUARY 27, 2005

                           PROJECTS OR CLOSING THEM DOWN? THEN SECONDLY CAN YOU
                           INFORM US OF THE NET CASH POSITION IN GENENCOR FROM
                           TODAY?

Alf Duch-Pedersen:         To the first question about where we are leaning I am
                           afraid I cannot be much more specific than what I
                           said at this point in time. We have initially
                           supported that and we think it is taking a long time
                           and therefore as an investor we would like to have a
                           discussion with the management and then together find
                           a more long-term solution for this platform, which
                           actually we believe can carry a bit of value. On the
                           cash position front and to the third quarter release
                           that Genencor issues and that you will find on the
                           web site where you can get more financial details.
                           Going to the end of the third quarter 2004 they had
                           approximately 100 million US in cash. I think it is
                           important to remind you that they also have a number
                           of issued options and some of the cash will be used
                           for paying for the options based on the offer made to
                           the outstanding stockholders.

Participant No. 1:         Thanks a lot.

Alf Duch-Pedersen:         You are welcome.

Operator:                  [Participant No. 2]  from [                 ] is
                           online with a question.

Participant No. 2:         I have a few questions here. YOU SAID THAT MARGINS
                           WILL BE POSITIVELY AFFECTED BUT IF I LOOK AT
                           BIO-PRODUCTS IN GENENCOR IT WILL HAVE AN EBIT MARGIN
                           OF AROUND 12% FOR THIS YEAR. YOUR EBIT MARGIN IN
                           INGREDIENTS BEFORE ON-OFFS WILL BE AROUND 14%. IF WE
                           SPECIFICALLY LOOK AT Q4 YOU WILL HAVE A SINGLE DIGIT
                           PROFIT MARGIN IN GENENCOR. SO I WONDER WHAT KIND OF
                           ASSUMPTIONS YOU ARE MAKING FOR THAT STATEMENT? MY
                           SECOND QUESTION GOES TO THE FOOD AND FEED ENZYME
                           BUSINESS OF GENENCOR. COULD YOU PLEASE INFORM US WHAT
                           PROPORTION OF THE TOTAL BIO-PRODUCT REVENUE IS
                           RELATED TO THESE TWO BUSINESS AREAS, THANK YOU?

Soren Bjerre-Nielsen:      I will begin by addressing the question on the
                           margin. When you look at the margins from the
                           estimated or guided figures for Genencor in 2004 you
                           will have to be aware that there are some one-time
                           items in there. The statement I made was based on the
                           expectations going forward.

Participant No. 2:         So that is 2005. I MEAN THE SPECIAL ITEMS ARE
                           PRIMARILY AN INSURANCE SETTLEMENT GAIN OF $8.3
                           MILLION BOOKED IN Q1?

Soren Bjerre-Nielsen:      There are also a number of one-time costs. I will not
                           be able to give you any kind of guidance on what will
                           happen next year

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DANISCO CONFERENCE CALL                                         JANUARY 27, 2005

                           because Genencor has not given any guidance for 2005
                           so far.

Participant No. 2:         BUT IS IT CORRECTLY UNDERSTOOD THAT IF YOU ASSUME
                           THAT IT WILL AFFECT YOUR MARGINS POSITIVELY THEN THE
                           EBIT MARGIN IN GENENCOR SHOULD EXCEED LET US SAY 13%
                           OR 14% NEXT YEAR IS THAT CORRECT?

Soren Bjerre-Nielsen:      I will leave that calculation to you and refer to
                           what I just said. I will not go into details on how
                           Genencor would look next year.

Alf Duch-Pedersen:         The second question Leif will give an answer for
                           that.

Participant No. 2:         When you say the food and feed you can include the
                           whole grain processing area into this also so it is a
                           significant part of the Genencor activities that are
                           going into food-related and feed-related activities.

Alf Duch-Pedersen:         That in the feed business we already have a strong
                           cooperation because all the enzymes, which are the
                           animal nutrition business is selling is actually
                           produced by Genencor so there is a very strong
                           connection there.

Participant No. 2:         BUT YOU SAY YOU ARE PRIMARILY INTERESTED IN THE FOOD
                           AND FEED ENZYME BUSINESS. I WONDER WHAT PROPORTION OF
                           REVENUE IN GENENCOR THAT REPRESENTS?

Alf Duch-Pedersen:         It is not just what is represents today. It is also
                           what it can represent tomorrow.

Participant No. 2:         MY QUESTION IS WHAT IT REPRESENTS TODAY.

Soren Bjerre-Nielsen:      I am afraid you will have to address that question to
                           Genencor.

Participant No. 2:         Thank you.

Alf Duch-Pedersen:         Remember Genencor is a NASDAQ listed company, next
                           question.

Operator:                  `Once again if there are any questions please press
                           star one on your touch-tone phone. [Participant No.
                           3] from [              ] is online with a question.'

Participant No. 3:         Good afternoon; a couple of questions. GOING BACK TO
                           THE PREVIOUS QUESTION REGARDING MARGINS COULD YOU
                           JUST CLARIFY WHAT MARGIN LEVEL WE ARE TALKING ABOUT
                           IS THE FIRST QUESTION? THE SECOND QUESTION IS YOU
                           ALREADY ARE A BIG PURCHASER OF

                                 Page 10 of 16

DANISCO CONFERENCE CALL                                         JANUARY 27, 2005

                           ENZYMES FROM NOVENZYMES*. DO YOU SEE THAT BEING A
                           PROBLEM GOING FORWARD AFTER YOU ACQUIRE GENENCOR THAT
                           YOU WILL NOT BE ALLOWED TO BUY ENZYMES FROM
                           NOVENZYMES* FOR YOUR FOOD BUSINESS? THIRDLY WHAT DO
                           YOU SEE AS THE MOST LIKELY CONSOLIDATION DATE?
                           FOURTHLY, IF WE LOOK IN TERMS OF SYNERGY I UNDERSTAND
                           YOU CANNOT GIVE ANY NUMBERS BUT COULD YOU GIVE ANY
                           THOUGHTS ON WHAT POTENTIALLY YOU SEE FROM PLANT
                           CLOSURES, FROM MOVING RESEARCH FROM DANISCO INTO
                           GENENCOR, FROM GENERAL COST SAVINGS AS WELL AS THE
                           BIOTECH SIDE, THANK YOU?

Soren Bjerre-Nielsen:      As for the margin, the margin we had in mind was the
                           operating margin and this is as I said before not
                           looking at any specific guidance for next year but
                           this is as we see.

Participant No. 3:         That is an EBIT margin.

Soren Bjerre-Nielsen:      On the consolidation date that will depend on the
                           process of the tender offer. The offer will be
                           submitted within not too long a period and it has to
                           run for at least 30 days but normally there will be a
                           number of inquiries, which means that it might take
                           longer. We were targeting the end of March, which I
                           understand from and is realistic. It might be before
                           and certainly it has to be before the end of May
                           2005.

Alf Duch-Pedersen:         Then there was a question about the enzymes that we
                           buy from Novenzymes* today. Well these are of course
                           early days so I suppose that the trading will go on
                           at least for some years but we will have to see
                           because we actually see the reasonable big customer
                           there and let us see how their reaction is and then
                           we will take it from there.

Participant No. 3:         Alf can you hear me?

Alf Duch-Pedersen:         Yes.

Participant No. 3:         IF WE ASSUME THAT THEY REACT NEGATIVELY AND SAY THEY
                           WANT TO BREAK OFF WITH YOU RIGHT AWAY WHAT SORT OF
                           NEGATIVE IMPACT WOULD THAT HAVE ON YOUR CURRENT
                           BUSINESS ENVIRONMENT?

Alf Duch-Pedersen:         If that is possible...I do not even think it is legal
                           what you are suggesting. But anyway if it were
                           possible it would of course have a negative impact.

Participant No. 3:         So basically you are saying there are some
                           contractual contracts regarding this area and
                           therefore nothing can happen in the short-

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DANISCO CONFERENCE CALL                                         JANUARY 27, 2005

                           term.

Alf Duch-Pedersen:         This is early.

Participant No. 3:         Everything being equal nothing should happen.

Alf Duch-Pedersen:         So let us see how business people react.

Soren Bjerre-Nielsen:      It was mentioned or maybe we can draw your attention
                           to the fact that if you look at the last 12 month's
                           published EBITA figure for the bio-products business
                           of Genencor that is roughly $95 million or $96
                           million. The safe number that Alf mentioned before
                           indicates that on an EBITA margin level we are
                           certainly in the 20% to 25%.

Participant No. 3:         But your comment was basically regarding to the EBIT
                           level.

Soren Bjerre-Nielsen:      Yes it was but I am just reminding you because you
                           might not have these figures but they are available
                           by now.

Participant No. 3:         And then a follow-on question regarding what sort of
                           cost synergies you are potentially looking at without
                           going into numbers.

Alf Duch-Pedersen:         There is actually quite a series of synergies to be
                           looked at. One of them is that Genencor has better
                           production technology and skills than we have for
                           instance. So the enzymes, which we already produce
                           they can produce at a lower cost than we can. There
                           is of course some on the administration side and
                           there is also the cost synergies on the global sales
                           side. So there are a few but this acquisition or
                           potential acquisition is driven partly by the cost
                           synergies but even more about the possibilities when
                           one looks forward.

Participant No. 3:         What about the internal research and development in
                           enzymes?

Alf Duch-Pedersen:         It can be mentioned as well but as you know these are
                           every day and we were advised not to go into too many
                           details so I am afraid I will not go into many more
                           details. [Participant No. 3], I am sorry.

Participant No. 3:         Thank you very much for your answers.

Alf Duch-Pedersen:         Are there any last questions out there?

Operator:                  `[Participant No. 4] from [ ] is online with a
                           question'.

Participant No.  4:        Good afternoon. I COULD NOT HEAR VERY WELL DURING THE

                                 Page 12 of 16

DANISCO CONFERENCE CALL                                         JANUARY 27, 2005

                           CONFERENCE SO IF YOU HAVE ALREADY ANSWERED, SORRY
                           ABOUT THAT. BUT WHEN YOU SAY YOUR MARGINS WILL BE
                           POSITIVELY AFFECTED ARE YOU TALKING ABOUT THE
                           INTEGRATION OF THE WHOLE BUSINESS OR PART OF THE
                           BUSINESS?

Alf Duch-Pedersen:         I specifically mentioned that the products would
                           positively impact it, which is not the healthcare
                           business. The healthcare business as you might know
                           is an investment mode. In other words they do not
                           have very significant revenues. They are investing in
                           R&D.

Participant No.  4:        YOUR PRODUCT BUSINESS AND YOU ARE LOOKING AT THE
                           FUTURE OR ARE YOU LOOKING AT WHICH SOLUTION FOR THE
                           HEALTHCARE BUSINESS; IS THAT RIGHT?

Alf Duch-Pedersen:         [Participant No. 4], I said in the introduction that
                           we would talk together with the Genencor management
                           and find a longer-term solution for the bio-products
                           business or for the healthcare business, sorry. That
                           is as far as we can comment I believe.

Participant No. 4:         SO LOOKING AT THIS OPERATION WHERE YOU ARE REALLY
                           TRYING TO BUILD A TECHNOLOGY PLATFORM IN ENZYMES
                           OBVIOUSLY CAN WE ASK OURSELVES THE SAME QUESTION
                           REGARDING YOUR FLAVORS BUSINESS? WOULD YOU BE IN THE
                           FUTURE; THAT IS MORE LONG-TERM NOW ALSO INTERESTED IN
                           BUILDING ON FLAVORS? BECAUSE IN THE PAST YOU HAVE
                           ALWAYS SAID YOU ARE INTERESTED IN FLAVORS BUT NOT IN
                           FRAGRANCES. IS THAT BECAUSE THAT IS BASED ON THE FOOD
                           CLIENTS AND NOW FOR ENZYMES YOU ARE INTEGRATING
                           ENZYMES BASED ON THE TECHNOLOGY AND THAT MEANS THAT
                           YOU ARE STRETCHING YOUR FOOD CLIENTS TO ALSO HOME AND
                           PERSONAL CARE CLIENTS? SO WOULD THE SAME RATIONALE
                           APPLY TO FLAVORS PERHAPS IN A LATER STAGE?

Alf Duch-Pedersen:         You have a very good point there. If you look at the
                           competition of our ingredients if you take the
                           emulsifiers we just last week announced our Soft
                           range product, which is a plastic softener and that
                           was derived from the base of course of food
                           technology. But it is not going into foods; it is
                           going into toys and other plastic materials.
                           Therefore our products are already being used outside
                           the food industry and of course we are trying to
                           capitalize as much as we can on the knowledge we
                           have. You could say flavor and fragrance. You could
                           say emulsifiers. You can say gum, which you know came
                           from Rodia. It is also in the food industry but it is
                           also being used in industrials. Of course we are
                           trying to capitalize a lot on that. So if you then
                           looked on Genencor you could say that here is a
                           strong position on the industrial side and we are
                           really looking to also build a very strong position
                           on the food and the feed side.

                                 Page 13 of 16

DANISCO CONFERENCE CALL                                         JANUARY 27, 2005

Participant No.  4:        AND JUST REGARDING THE FINANCING; WHAT ARE THE
                           REMAINING SAY FINANCIAL MEANS IF YOU WERE TO MAKE ANY
                           OTHER ACQUISITION IN THE SHORT-TERM?

Alf Duch-Pedersen:         I do not think we have given a very specific number
                           here but Soren is looking at a comment.

Soren Bjerre-Nielsen:      If you look at our last quarterly statement you would
                           see that our debt before this transaction was 9.2
                           billion DKK. We will build up additional debt during
                           this quarter because of our sugar payments, as you
                           are aware. We will be adding approximately 3.5
                           billion DKK to our debt so there will be limitations
                           as to how far we can go given that our book equity
                           will be around 12 billion DKK and our covenants are
                           also based on the equity level. But there would still
                           be room to do something but there will be limits on
                           this. We have to find another way of financing
                           further growth.

Participant No.  4:        DOES THE FACT THAT YOU ARE BUYING BACK SHARES AGAIN
                           MEAN THAT YOU DO NOT HAVE ANY INTEREST OR YOU DO NOT
                           HAVE ANY NEGOTIATIONS GOING ON AT THE MOMENT?

Alf Duch-Pedersen:         [Participant No. 4], you should see that in
                           connection with our half-year statement those 300
                           million, which we will be buying back shares from
                           actual business that we promised to buy back from the
                           last financial year. You cannot see those in
                           connection. That was actually so to speak we owe the
                           market. We are now no longer insiders.

Participant No.  4:        Thank you very much.

Alf Duch-Pedersen:         You are welcome. Thank you very much for the many
                           questions. Let me finish by saying that by doing this
                           we will have built the strongest technology platform
                           in our industry already with high margins and high
                           growth, which can be taken even further as you look
                           forward. So there are many, many possibilities and we
                           very much look forward to see if would could not
                           finalize this and get together with the very good
                           people of Genencor. But thank you for the questions
                           and thank you for listening in. If you have further
                           questions for us you are always welcome to phone but
                           goodbye for now.

                                 Page 14 of 16

ABOUT THE TENDER OFFER

Danisco expects to commence the tender offer as soon as practicable. Once the tender offer is commenced, offering materials will be mailed to Genencor shareholders and Danisco will file all necessary information with the United
States Securities and Exchange Commission. Genencor shareholders and other interested parties are urged to read Danisco's tender offer statement and other relevant documents filed with the SEC when they become available because they will contain important information.

Genencor shareholders will be able to receive such documents free of charge at the SEC's web site, www.sec.gov, or upon request to Danisco Investor Relations by telephone at +45 3266 2912 or by e-mail at investor@danisco.com.

*PLEASE NOTE:  PROPER NAMES/ORGANIZATIONS SPELLING NOT VERIFIED.

                                 Page 15 of 16